Filed Pursuant to Rule 424(b)(3)

Registration No. 333-207115

Prospectus Supplement No. 14

(to Prospectus dated November 24, 2015)

Shares of Common Stock Underlying

$5,500,000 Senior Secured Convertible Debentures and Series B Warrants

This prospectus supplement supplements the prospectus dated November 24, 2015 (the “Prospectus”), which relates to the resale of up to 511,123 (post-split) shares of our common stock to be offered by the selling stockholders including 404,412 (post-split) shares of common stock upon the conversion of outstanding senior secured convertible debentures in the amount of $5,500,000 (“Debentures”), and up to 106,711 (post-split) shares of common stock upon the exercise of Series B Warrants.

This prospectus supplement incorporates into our Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on Nasdaq Capital Market under the symbol “KOOL.” The warrants will not be listed or quoted on any trading market. On July 11, 2016, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.91 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2016

CESCA THERAPEUTICS INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	333-82900	94-3018487
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

2711 Citrus Road, Rancho Cordova, California	95742
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (916) 858-5100

N/A
(Former Name or Former Address, if Changed Since Last Report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

      ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

      ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

      ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

      ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On July 7, 2016, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of Cesca Therapeutics Inc. (the “Company”) adopted a 2016 Equity Incentive Plan (the “2016 Plan”) under which up to 325,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), may be issued pursuant to grants of shares, options, or other forms of incentive compensation. The 2016 Plan remains subject to stockholder approval, which must be received by July 7, 2017. The named executive officers of the Company will be eligible to participate in the 2016 Plan. The 2016 Plan is attached hereto as Exhibit 10.1 and incorporated herein by reference.

On July 7, 2016, the Compensation Committee also adopted a short term incentive plan under which cash awards and shares of Common Stock may be granted to employees of the Company (the “Short Term Plan”). The aggregate amount of the cash awards issuable pursuant to the Short Term Plan is approximately $276,000. Up to 104,000 shares of Common Stock from the Company’s 2006 Equity Incentive Plan, subject to vesting, are issuable pursuant to the Short Term Plan. The awards may consist of any combination of cash and/or shares provided that the aggregate amounts of cash and shares do not exceed such aggregate amounts approved by the Compensation Committee. The cash awards granted pursuant to the Short Term Plan, if any, will be payable, and the shares of Common Stock issued pursuant to the Short Term Plan, if any, will fully vest, on March 31, 2017 provided, in each case, that such award recipients are employed by the Company as of such date. The named executive officers of the Company will be eligible to participate in the Short Term Plan.

Item 9.01.	Financial Statements and Exhibits.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Exhibits.

               10.4         2016 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CESCA THERAPEUTICS INC.
(Registrant)

Dated: July 11, 2016	/s/ MICHAEL BRUCH
Michael Bruch, Chief Financial Officer